SCHEDULE 14A

                    Proxy Statement Pursuant to Section 14(a)
                     of the Securities Exchange Act of 1934

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:
[X] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by
    Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

                      Interactive Flight Technologies, Inc.
                ------------------------------------------------
                (Name of Registrant as Specified in its Charter)

                            OCEAN CASTLE PARTNERS LLC
                   ------------------------------------------
                   (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box)
[ ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or 14a-6(i)(2).
[ ] $500 per each party to the controversy pursuant to
    Exchange Act Rule 14a-6(i)(3).
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

         1) Title of each class of securities to which transaction applies:

         2) Aggregate number of securities to which transaction applies:

         3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: 1/

------------------------

1/ Set forth the amount on which the filing fee is calculated and state how it was determined

         4) Proposed maximum aggregate value of transaction:

[ ]      Check box if any part of the fee is offset as provided by Exchange
          Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                  1) Amount Previously Paid:
                  2) Form, Schedule or Registration Statement No.:
                  3) Filing Party:
                  4) Date Filed:

                                                              Preliminary Copies

                        JOINT PROXY AND CONSENT STATEMENT
                                       OF
                            OCEAN CASTLE PARTNERS LLC
                                  IN OPPOSITION
                            TO THE BOARD OF DIRECTORS
                             ----------------------

                      INTERACTIVE FLIGHT TECHNOLOGIES, INC.
                              ---------------------

                September 30, 1998 Annual Meeting of Stockholders
                                       and
                     Consent to Remove and Replace Directors

To Fellow Stockholders of Interactive Flight Technologies, Inc.

     This Joint Proxy and Consent Statement (the "Joint Proxy and Consent Statement") is furnished to the holders of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") and Class B Common Stock, par value $0.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of Interactive Flight Technologies, Inc., a Delaware corporation (the "Company"), by Ocean Castle Partners LLC ("Ocean Partners") in connection with its solicitation of proxies for use at the Annual Meeting of Stockholders of the Company scheduled to be held on September 30, 1998, or the time and place designated by the Board of Directors of the Company and at any and all adjournments or postponements thereof (the "Annual Meeting") and in connection with its solicitation of written consents ("Consents") to remove the current directors of the Company and to replace them with the persons specified herein. This Joint Proxy and Consent Statement, together with the [COLOR] proxy card (the "[COLOR] Proxy Card") and the [COLOR] consent card (the "[COLOR] Consent Card") is first being mailed or distributed to stockholders on or about September ___, 1998.

                       THE PROXY AND CONSENT SOLICITATIONS

     The principal objective of the Proxy and Consent Solicitations is to elect directors who will place a greater emphasis on the enhancement of shareholder value. At the end of fiscal 1997, the Company had net assets of only $37,234,343 after losing over $70,000,000 since 1995 in a failed attempt to exploit the Company's technology. In fiscal 1997, when the Company lost more than $51,000,000, the management of the Company expended over $1,363,995 of the Company's resources enriching themselves. It is time to stop this gravy train. See "REASONS FOR THE SOLICITATIONS." If elected, the nominees of Ocean Partners will constitute all of the members of Company's Board of Directors.

Consent Solicitation

     Ocean Partners is soliciting holders of the Common Stock to give Consent with respect to the following proposed corporate actions:

     (1)  The removal, without cause, of Michail Itkis, Thomas M. Metzler, John
          W. Alderfer, Ira S. Levine and Gary E. Hirth (collectively, the "Designated Incumbents") as members of the Board of Directors of the Company (the "Board"); and

     (2)  The election of Irwin L. Gross, Charles T. Condy, Stephen Schachman,
          M. Moshe Porat and James W. Fox (collectively, the "Ocean Nominees") to fill all of the vacancies on the Board created by the removal of the Designated Incumbents, all without a meeting of stockholders (the "Consent Solicitation"). For further information concerning the Consent Solicitation, see "Consent Procedure" at page ______.

Proxy Solicitation

     In addition, Ocean Partners is soliciting proxies (the "Proxy Solicitation") for use at the Annual Meeting of the Company:

     (1) To approve the election of the Ocean Nominees to the Board of the Company;

     (2) To approve the proposal to amend the Company's Amended and Restated Certificate of Incorporation to divide the Board into three classes;

     (3) To vote against the proposal to amend the Company's Amended and Restated Certificate of Incorporation to effect a reverse stock split of the Company's outstanding shares of Class A and Class B Common Stock, on the basis of one new share for every five outstanding shares;

     (4) To vote against the proposal to amend the Company's Amended and Restated Certificate of Incorporation to change the name of the Company to "IFT Holdings, Inc.";

     (5) To approve the appointment by the Board of KPMG Peat Marwick LLP, certified public accountants, as independent auditors of the Company for the fiscal year ending October 31, 1998; and

     (6) To transact such other business as may properly come before the meeting and any and all adjournments thereof.

     At the Annual Meeting, management proposes to elect five directors, approve a classified Board (the "Classified Board"), to reverse stock split the outstanding shares of Common Stock; one for five (the "Reverse Stock Split"); to change the Company's name to "IFT Holdings, Inc." (the "Name Change"); and to


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


approve the appointment by the Board of KPMG Peat Marwick LLP as independent auditors for the fiscal year ending October 31, 1998. Ocean Partners opposes the Designated Incumbents and favors the Ocean Nominees; favors the Classified Board, is against the Reverse Stock Split; is against the Name Change; and favors the appointment of KPMG Peat Marwick, LLP.

     Ocean Partners will vote:

     FOR the Ocean Nominees; FOR the Classified Board; AGAINST the Reverse Stock Split; AGAINST the Name Change; and FOR the appointment of KPMG Peat Marwick, LLP.

     Directors shall be elected by a plurality of the votes cast at the Annual Meeting. The affirmative vote of the holders of a majority of the votes represented in person or by proxy at the Annual Meeting is required to approve the appointment of KPMG Peat Marwick, LLP. The Classified Board, the Reverse Stock Split and the Name Change can be effected only by amending the Company's Amended and Restated Certificate of Incorporation which requires the affirmative vote of the holders of Common Stock entitled to cast a majority of the total votes entitled to be cast by the outstanding shares of Common Stock.

     In reliance upon Rule 14a-5(c) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), reference is made to management's proxy statement for a full description of management's proposals, as well as information with respect to the record date, the number of shares of Common Stock eligible to vote at the Annual Meeting, the quorum, the securities ownership of the Company, information about the Company's officers and directors, including compensation, information about the appointment of KPMG Peat Marwick, LLP as independent auditors and the date by which stockholders must submit proposals for inclusion to the next annual meeting.

Record Dates and Votes Required

     Consent Solicitation. Stockholders of record on September __, 1998 (the "Consent Record Date") are entitled to act by written consent by marking, dating and signing the enclosed [COLOR] Consent Card and returning it to Ocean Partners. YOUR CONSENT IS IMPORTANT. PLEASE MARK, SIGN AND DATE THE ENCLOSED CONSENT CARD AND MAIL IN THE ENCLOSED ENVELOPE PROMPTLY. The Consents solicited by Ocean Partners will only be effective when delivered to the Company within sixty days of the earliest dated Consent so delivered. On September __, 1998, Ocean Partners delivered the first such Consent which was dated the same date.

     The proposed actions with respect to the Company can be taken at any time prior to such sixty days as soon as signed Consents are received from the holders of Common Stock entitled to cast a majority (more than 50%) of the votes entitled to be cast by holders of the outstanding shares of Common Stock of the Company and are delivered to the Company. See "Consent Procedure."

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

     The Company has announced that the Annual Meeting will be held on September 30, 1998. Should Ocean Partners receive unrevoked Consents representing at least a majority of the votes entitled to be cast by the holders of the outstanding shares of Common Stock prior to the Company's Annual Meeting, Ocean Partners intends to deliver the Consents to the Company and have the Ocean Nominees named in the [COLOR] Consent Card be the directors of the Company and therefore not have an Annual Meeting to elect directors.

     Proxy Solicitation. Ocean Partners is also soliciting your proxy for the Annual Meeting should the Consent Solicitation not be successfully concluded by that time. The Company has set the record date for determining the stockholders entitled to receive notice of and to vote at the Annual Meeting as of the close of business on August 5, 1998 (the "Proxy Record Date"). You can grant Ocean Partners your proxy for use at the Annual Meeting by marking, signing and dating the [COLOR] Proxy Card and returning it to Ocean Partners' solicitor, MacKenzie Partners, Inc.

     At the Annual Meeting, nominees for director receiving the highest number of votes cast at the Annual Meeting will be elected to the Board. The appointment of KPMG Peat Marwick, LLP requires the affirmative vote of holders of a majority of the votes entitled to be cast by holders of the outstanding Common Stock of the Company present in person or represented by proxy at the Annual Meeting and actions with respect to the Classified Board, the Reverse Stock Split and the Name Change will require the affirmative vote of the holders of Common Stock entitled to cast a majority of the total votes entitled to be cast by the outstanding shares of Common Stock.

     How to Vote

     Enclosed with this Proxy and Consent Statement are two cards: a [COLOR] Proxy Card and a [COLOR] Consent Card. It is important that you sign, date and return both cards so that your vote will count both in the Consent Solicitation and, if necessary, at the Annual Meeting.

     BE SURE TO SIGN AND DATE BOTH THE [COLOR] PROXY CARD AND [COLOR] CONSENT CARD. IT IS IMPORTANT THAT YOUR SHARES BE VOTED IN BOTH THE CONSENT SOLICITATION AND THE PROXY SOLICITATION.

     OCEAN PARTNERS URGES YOU TO SUPPORT IT IN ITS ATTEMPT TO REPLACE THE DESIGNATED INCUMBENTS. PLEASE SIGN, DATE AND MAIL TO MACKENZIE PARTNERS, INC. BOTH THE FULLY COMPLETED [COLOR] PROXY CARD AND [COLOR] CONSENT CARD.

     Consents must be executed by a record holder of Common Stock. Consequently, if your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only that entity can execute a Consent with respect to your shares. Accordingly, please contact the person responsible for your account and give instructions for a Consent to be signed representing your shares. Ocean Partners urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Ocean Partners, so that Ocean Partners will be aware of all instructions given and can attempt to ensure that such instructions are followed.

     If you have any questions about executing your Proxy or Consent, or require assistance, please contact:

                           MacKenzie Partners, Inc.
                           156 Fifth Avenue, PH3
                           New York, New York 10010
                           Tel.: (212) 929-5500 (Call Collect)
                           or  Call Toll Free (800) 322-2885


                                 OCEAN PARTNERS

     Ocean Partners is a recently formed Delaware limited liability company, which is deemed to beneficially own 33.8% of the total votes entitled to be cast by holders of Common Stock of the Company. Ocean Partners' address is the Belgravia, Suite 120, 1811 Chestnut Street, Philadelphia, Pennsylvania 19103.

     Irwin L. Gross is the president and sole member of Ocean Partners. Irwin L. Gross and Ocean Partners are sometimes hereinafter referred to as the "Ocean Group." See "PROPOSED ELECTION OF DIRECTORS AND INFORMATION ABOUT NOMINEES."

     On the Proxy and Consent Record Dates, the Ocean Group beneficially owned an aggregate of 52,000 shares of Class A Common Stock and 2,231,111 shares of Class B Common Stock. Pursuant to publicly available information concerning the Company, on August 5, 1998, there were 17,199,437 shares of Class A Common Stock and 3,733,334 shares of Class B Common Stock outstanding. Based on this information, on the Proxy and Consent Record Dates, the Ocean Group beneficially owned Common Stock representing approximately 33.8% of the voting power of the Company. See "VOTING SECURITIES OUTSTANDING."


                          REASONS FOR THE SOLICITATIONS

     The principal objective of the Joint Proxy and Consent Solicitation is to seek a sufficient number of votes to remove the Designated Incumbents and to elect to the Board of Directors of the Company persons whose sole focus will be to enhance shareholder value. Ocean Partners has reviewed the history and performance of the current management of the Company and believes that the Designated Incumbents have totally failed to perform responsibly and effectively and should be removed immediately. Ocean Partners has reached this conclusion based on a review of a variety of factors including the market price for the Company's stock, its operating performance, management's cash compensation packages, grants of options, severance packages, repricing of options and other factors. It is clearly time for a change. The Designated Incumbents do not deserve to continue in office. We are asking you to make a choice between a failed past and the potential of a successful future. We believe that Ocean Partners is the only choice.

     Ocean Partners will turn off the wasteful cash spigot. Ocean Partners will promptly evaluate the prospects for the current business and consider, among other things, disposal of the current operations. Ocean Partners will also develop a strategic plan which will enable it to employ the Company's assets in a fashion that will benefit all shareholders.

     A review of the history of the Company shows a bleak picture. When the Designated Incumbents took control over two years ago, they were granted an opportunity to control the destiny of the Company. Ocean Partners believes that the Designated Incumbents have had more than a sufficient period of time within which to demonstrate that they could successfully manage and grow the Company. The Designated Incumbents' record is clear. They have not achieved anything. Ocean Partners has reviewed a variety of factors and has concluded that the Designated Incumbents do not deserve to continue to control and manage the Company. The factors include the following:

     1. The market price of the Class A Common Stock of the Company has moved down from a high of $16.125 in May, 1996 to a price of $.781 on August 11, 1998. The August 11, 1998 price is an 85.8% reduction from its initial price of $5.50 on March 7, 1995 and a 95.2% reduction from the high of $16.125 in May, 1996. At the same time, the S&P 500 has doubled in value since the Company's initial public offering. The Company's market capitalization has dropped from $279,000,000 in May of 1996 to $13,100,000 in August of 1998.

     2. The Company's current book value is $2.44 per share while the shares of Class A Common Stock are trading at less than 40% of book value, which is a strong indication that the market place does not have confidence in management's ability to grow the Company.

     3. The current management has paid itself salaries, which in light of the Company's performance, are in our opinion excessive. In 1997, the three top executives earned an aggregate salary of $791,995. In addition, for the fiscal year ended October 31, 1997, current management paid itself bonuses in excess of $572,000.

     4. Members of current management have also issued themselves approximately 277,000 options to purchase Class A Common Stock of the Company and then on two occasions repriced those options, from an exercise price in excess of $8.00 per share, to $8.00 per share and then $.875 per share in February, 1998. This latest round of repricing was authorized in fiscal year 1997 when the Company lost more than $51,000,000.

                                 [INSERT CHARTS]


                                   [GRAPHIC]

In the printed version of the document, a graph appears which depicts the following plot points:


                        Interactive Flight Technologies
                         Historical Performance Review

                         1997           1996           1995

Salary    Total        $791,995       $202,779       $125,000

Bonus     Total        $572,104             $0             $0

Options   Total         250,000        550,000         15,000




                        Interactive Flight Technologies
                         Historical Performance Review


Earnings               ($51,022,312)       ($19,266,901)       ($5,___,___)




                        Interactive Flight Technologies
                          Class A Stock Trading Range

                                          Trading Range
      Time Period                      High             Low

 3/7/95*       4/30/95                 $5.500         $4.500
 5/1/95        7/31/95                 $6.250         $4.875
 8/1/95       10/31/95                $10.625         $5.000
11/1/95        1/31/96                $12.250         $7.500
 2/1/96        4/30/96                $12.750         $9.250
 5/1/96        7/31/96                $16.125         $8.375
 8/1/96       10/31/96                $15.750         $9.000
11/1/96        1/31/97                $13.000         $7.625
 2/1/97        4/30/97                 $8.625         $3.313
 5/1/97        7/31/97                 $7.375         $3.313
 8/1/97       10/31/97                 $3.625         $1.000
11/1/97        1/31/98                 $1.531         $0.906
 2/1/98        4/30/98                 $1.219         $0.875
 5/1/98        7/31/98                 $1.156         $0.813
 8/1/98        8/11/98                 $1.031         $0.781
               8/11/98                 $0.781         $0.781

                    PROTECT YOUR INVESTMENT, SIGN AND RETURN
                   THE ENCLOSED PROXY AND CONSENT CARDS TODAY

                         THE PROGRAM OF THE OCEAN GROUP

     If elected, the Ocean Nominees will hold all of the seats on the Board. What will the Ocean Group do if it obtains control of the Company's Board? The Ocean Group will evaluate the now current business or businesses with a view of looking for ways to reduce the Company's outstanding potential liabilities and will evaluate how to create value by way of sale, licensing or merger of the existing business. The Ocean Group will utilize the balance of the Company's assets to seek acquisitions or engage investment bankers or other financial professionals to help chart a new direction. We believe that once the Designated Incumbents are removed, we should aggressively seek transactions which are appropriate for the Company and which will enhance shareholder value. The Ocean Group has not identified any specific merger partners and has considered possible alternatives for the future of the Company in a preliminary way only. In the course of their business activities, however, the members of the Ocean Group constantly review investment opportunities and in connection with this process have several companies which might be attractive strategic partners for the Company. Additional analysis would be required to determine whether any of these companies are a fit with the Company.

     The Ocean Group will consider acquisition candidates based on the following criteria: balance sheet quality, positive earnings, and strong growth potential. The Ocean Group believes that there are many opportunities to acquire or be acquired by private companies and public companies that meet these criteria. As of April 30, 1998, the Company's total assets were $49,554,683 of which cash and cash equivalents were $40,706,887. These assets can be employed in a fashion to benefit all of the Company's shareholders. To date, Ocean Group has not identified any potential acquisitions or mergers that would be attractive for the Company. One thing is certain however; improvement is critical. The Company's book value on August 11, 1998 was $2.44 per share and its Class A Common Stock was trading at $0.781. The Ocean Group will seek transactions that will benefit all of the stockholders of the Company. We are tired of seeing current management reap all of the benefits from the Company.

                            SUMMARY OF THE PROPOSALS

Consent Solicitation

     Ocean Partners is soliciting stockholders of the Company to consent to the removal of the Designated Incumbents and to the election of the Ocean Nominees to fill the vacancies created by such removal.

     The purpose of this proposal is to permit the replacement of the Company's management prior to the September 30, 1998 Annual Meeting. If the Ocean Nominees are elected pursuant to the Consent Solicitation, Ocean Partners does not intend to hold the Annual Meeting for the election of the directors.

Proxy Solicitation

     Ocean partners is seeking approval by the Company's stockholders of the following actions:

     Proposal 1: Election of Directors. To elect each of Irwin L. Gross, Charles
T. Condy, Stephen Schachman, M. Moshe Porat and James W. Fox as a director of the Company, to serve until the next annual meeting of stockholders of the Company, and until their respective successors are duly elected and qualified.

     Proposal 2: Staggered Board. To approve the proposal to amend the Company's Amended and Restated Certificate of Incorporation to divide the Board of Directors into three classes.

     Proposal 3: Reverse Stock Split. To vote against the proposal to amend the Company's Amended and Restated Certificate of Incorporation to effect a reverse stock split of the Company's outstanding shares of Class A and Class B Common Stock, on the basis of one new share for every five outstanding shares.

     Proposal 4: Name Change. To vote against the proposal to amend the Company's Amended and Restated Certificate of Incorporation to change the name of the Company to "IFT Holdings, Inc."

     Proposal 5: Independent Auditors. To approve the appointment by the Board of Directors of KPMG Peat Marwick LLP, certified public accountants, as independent auditors of the Company for the fiscal year ending October 31, 1998.

                              CONSENT SOLICITATION

Proposed Removal of the Company's Directors

         The removal of the Designated Incumbents from the Board requires the approval of the holders of Common Stock entitled on the Consent Record Date to cast a majority of the votes entitled to be cast by the holders of the outstanding shares of Common Stock. Ocean Partners, which is entitled to cast approximately 33.8% of the votes entitled to be cast by the outstanding Common Stock, has executed Consent forms consenting to the removal of such directors. OCEAN PARTNERS RECOMMENDS THAT YOU CONSENT TO THE REMOVAL OF THESE DIRECTORS FROM THE BOARD BY CONSENTING TO CONSENT PROPOSAL 1.

Proposed Election of Directors and Information about Nominees

     Ocean Partners proposes that the Ocean Nominees - Irwin L. Gross, Charles
T. Condy and Stephen Schachman, M. Moshe Porat and James W. Fox- be elected to fill the vacancies created by the removal of the Designated Incumbents from the Board. The Ocean Nominees have expressed their willingness to serve on the Board if elected and have provided the information set forth below for inclusion in this Joint Proxy and Consent Statement.

     IRWIN L. GROSS, age 54, a founder of ICC Technologies, Inc., a publicly held company listed on NASDAQ National Market, which is currently engaged in Internet related technology, was the chairman and a director since the Company's inception in May 1984. Since 1988, ICC has been engaged in the design, manufacturing and marketing of innovative climate control systems. Mr. Gross retired from that company in July, 1998 to pursue an array of investment strategies. In addition, Mr. Gross had served as the chief executive officer of Engelhard/ICC, a joint venture between ICC and Englehard which was the successor to ICC's business and which ICC Technologies, Inc. from its formation in February, 1994 to its restructuring in February, 1998, was a fifty percent (50%) partner with Engelhard Corporation. In February 1998, Engelhard/ICC was restructured. In April, 1998, ICC acquired by merger Rare Medium, Inc. which is an Internet service provider. Mr. Gross was also a founder of Interdigital Company (AMEX) and served as a director and executive vice president until April 1984. Mr. Gross has served as a consultant to, investor in and director of, numerous publicly held and private companies. Mr. Gross also serves on the board of directors of several charitable organizations. Mr. Gross has a Bachelor of Science degree in Accounting from Temple University and a Juris Doctor degree from Villanova University.

     CHARLES T. CONDY, age 58, had been a director of ICC Technologies, Inc. since June 1996. Mr. Condy is the founder, chairman and chief executive officer of Next Century Restaurants, Inc., a private company which is the owner of Aqua, and Charles of Nob Hill, both of which are in San Francisco. He is founder and has been chairman and chief executive officer of Proven Alternatives, Inc., a privately held international energy management company, since 1991. Mr. Condy was chairman and chief executive officer of California Energy Company, Inc., a geothermal energy company which he founded in 1971, and which became the largest geothermal energy company in the world. Prior to founding California Energy Company, Mr. Condy was executive vice president-Western region of John Nuveen and Company, members of the New York Stock Exchange. In the public policy area, Mr. Condy helped found and has served as board member of the Business Council for a Sustainable Energy Future and the Coalition for Energy Efficiency and Renewable Technologies. Mr. Condy currently advises the U.S. Department of Energy, the U.S. Agency for International Development, and the U.S. Asian Environmental Partnership on energy efficiency technology transfer and related funding to developing economies.

     STEPHEN SCHACHMAN, age 54, is presently a private consultant and is the owner of his own consulting firm, Public Affairs Management, located in the suburban Philadelphia area. From 1992 to 1995 has was an executive officer and consultant to Penn Fuel Gas Company, a supplier of natural gas products. Prior thereto, he was an attorney with the Philadelphia law firm of Dilworth, Paxson, Kalish & Kaufman. Mr. Schachman was also executive vice president of Bell Atlantic Mobile System and prior thereto president of the Philadelphia Gas Works, the largest municipally owned gas company in the United States. Mr. Schachman has a Bachelor of Arts degree from the University of Pennsylvania and a Juris Doctor degree from the Georgetown University Law School.

     M. MOSHE PORAT, age 51, is currently the Dean of the School of Business and Management at Temple University. He is the Chairholder of the Joseph E. Boettner Professorship in Risk Management and Insurance. From 1988 to 1996 he was Chairman of the Risk Management, Insurance and Actuarial Science Department at Temple University. He received his undergraduate degree in economics and statistics (with distinction) from Tel Aviv
University. His M.B.A. (Magna Cum Laude) is from the Recanati Graduate School of Management at Tel Aviv University. He completed his doctoral work at Temple University. Prior to his academic work, Dr. Porat served as deputy general manager of a large international insurance brokerage firm and insurance companies as an economic and financial consultant. Dr. Porat has authored several monographs on captive insurance companies and their use in risk management, has published numerous articles on captive insurance companies, self insurance and other financial and risk topics, has served as an expert witness and has won several awards. Dr. Porat holds the CPCU professional designation and is a member of ARIA (American Risk and Insurance Association), IIS (International Insurance Society), RIMS (Risk and Insurance Management Society) and Society of CPCU.

     JAMES W. FOX, age 48, is presently the Managing Partner of First Lawrence Capital Corp., located in New York City, and is responsible for the firm's management and the growth of its mergers and acquisitions advisory and principal investment activities. From 1989 to 1996, Mr. Fox was a director with national practice development and management responsibility with Coopers & Lybrand in New York, with primary responsibility for mergers and acquisitions activities. He has held senior mergers and acquisitions positions with General Foods Corp., Arthur Young and W.R. Grace Co. Mr. Fox has a Bachelor of Arts degree in Mathematics and History from Amherst College and an M.B.A. in Finance from the University of Pennsylvania's Wharton School.

     The election of the Ocean Nominees requires the approval of the holders on the Consent Record Date of Common Stock entitled to cast a majority of the votes entitled to be cast by the holders of the outstanding shares of Common Stock. Ocean Partners, as beneficial owner of approximately 33.8% of the votes entitled to be cast by the holders of the outstanding Common Stock on the Consent Record Date, has executed Consent forms consenting to the election of the Ocean Nominees. OCEAN PARTNERS RECOMMENDS THAT YOU CONSENT TO THE ELECTION OF THE OCEAN NOMINEES TO THE BOARD BY CONSENTING TO CONSENT PROPOSAL 2.

                               PROXY SOLICITATION

                        Proposal 1: Election of Directors

     Ocean Partners requests that you vote for the election of the Ocean Nominees - Irwin L . Gross, Charles T. Condy, Stephen Schachman, M. Moshe Porat and James W. Fox.

     Five directors are to be elected at the Annual Meeting, each to hold office until the 1999 Annual Meeting of Stockholders and thereafter until his/her successor is elected and qualified. Ocean Partners proposes to nominate and elect five directors.

     Vote Required

     Directors are elected by a plurality of the votes cast at the Annual Meeting. Accordingly, the nominees receiving the highest number of votes from holders of shares of the Common Stock represented and voting at the Annual Meeting will be elected to serve on the Board. Abstentions and broker non-votes will have no effect on the election of directors.

           OCEAN PARTNERS URGES YOU TO VOTE "FOR" THE OCEAN NOMINEES.

          Proposal 2: Authorization of a classified Board of Directors

     Ocean Partners is asking for your support to approve the proposal which would amend the Amended and Restated Certificate of Incorporation of the Company to create a Classified Board. Management's proxy statement contains more information about the Classified Board and why management proposes it.

     Vote Required

     The affirmative vote of the holders of a majority of outstanding shares of Common Stock entitled to vote at the Annual Meeting is required to approve the Classified Board.

          OCEAN PARTNERS RECOMMENDS A VOTE "FOR" THE CLASSIFIED BOARD.

                       Proposal 3: The Reverse Stock Split

     Management has proposed to reverse stock split the Common Stock one for five (for every five shares you presently hold, you will hold one share). The Ocean Group believes that it is premature to rely on management's position that the Reverse Stock Split is necessary to alleviate the Company's concern about its continued NASDAQ listing. Ocean Partners is not supporting the proposal and would wait until its program is in place before revisiting this proposal. Management's proxy statement contains more information about the Reverse Stock Split and why management proposes it.

     Vote Required

     The affirmative vote of the holders of a majority of outstanding shares of Common Stock entitled to vote at the Annual Meeting is required to approve the Reverse Stock Split

       OCEAN PARTNERS RECOMMENDS A VOTE "AGAINST" THE REVERSE STOCK SPLIT.

                             Proposal 4: Name Change

     Management has proposed to change the Company's name to "IFT Holdings, Inc." Management's proxy statement contains more information about the name change and why management proposes it. Due to the Ocean Group's position that it will reevaluate all of the Company's business operations, the Ocean Group would not change the name of the Company until such evaluation has been completed.

     Vote Required

     The affirmative vote of the holders of a majority of outstanding shares of Common Stock entitled to vote at the Annual Meeting is required to approve the Name Change.

           OCEAN PARTNERS RECOMMENDS A VOTE "AGAINST" THE NAME CHANGE.

           Proposal 5: Approval of Appointment of Independent Auditors

     Management has proposed and Ocean Partners favors the appointment of KPMG Peat Marwick, LLP as the Company's independent auditors. More information about this proposal is provided in management's proxy statement.

     Vote Required

     The affirmative vote of the holders of a majority of the votes represented in person or by proxy and cast at the Annual Meeting is required to approve this proposal.

     OCEAN PARTNERS RECOMMENDS A VOTE "FOR" THE APPOINTMENT OF KPMG PEAT MARWICK, LLP.

Proxy Agreement and Voting Agreement

     Pursuant to an agreement dated August 13, 1998 (the "Proxy Agreement"), Ocean Partners entered into an arrangement with Yuri Itkis, Donald H. Goldman and Boris Itkis, whereby Ocean Partners has been granted an irrevocable proxy ("Ocean Proxies") to vote all of the shares of Common Stock beneficially owned by Messrs. Yuri Itkis, Goldman and Boris Itkis. The Proxy Agreement also provides for consulting agreements between Ocean Partners and Messrs. Yuri Itkis and Donald Goldman, whereby, among other things, Ocean Partners, upon the election of the Ocean Nominees which will constitute a majority of the Board of Directors of the Company, will pay Yuri Itkis and Donald Goldman each, $200,000 a year for 5 years, for services in connection with current or future business strategies of the Company.

     By virtue of its status as the holder of the Ocean Proxies, Ocean Partners may be deemed to beneficially own all of the Common Stock owned by Messrs. Yuri Itkis, Donald Goldman and Boris Itkis as set forth below under "VOTING SECURITIES OUTSTANDING." Irwin L. Gross also beneficially owns 52,000 shares of Class A Common Stock.

     On August 11, 1998, Mr. Gross entered into an agreement (the "Voting Agreement") with Steven Fieldman and Lance Fieldman, whereby Messrs. Fieldman and Fieldman agreed to continue to vote the shares of Class B Common Stock and Class A Common Stock beneficially owned by them in proportion to the vote of other stockholders on matters submitted to stockholders. Messrs. Fieldman and Fieldman have previously agreed, pursuant to their severance agreements with the Company, to vote all shares on all matters in proportion to the vote of the Company's other stockholders. The Voting Agreement provides that if the Ocean Nominees constitute a majority of the Board of Directors of the Company, Irwin Gross will use his best efforts to cause the Company to enter into a consulting agreement with Steven Fieldman pursuant to which he would be engaged to advise the Company, at $55,000 a year for 1 year, concerning current or future business strategies of the Company.

     None of the Ocean Nominees, or any of their associates, is a party, or has material interest, adverse to the Company or any of its subsidiaries in any material proceedings. None of the Ocean Nominees, or any of their associates, has been awarded, earned or been paid any form of compensation for services rendered to the Company and its subsidiaries. Each of the Ocean Nominees will, however, receive director's fees upon his election as a director of the Company in accordance with the Company's current practice.

     Except as set forth in this Joint Proxy and Consent Statement, none of the Ocean Nominees has had a material direct or indirect interest in any transactions since January 1, 1996, or has any such interest in any currently proposed transaction or series of similar transactions to which the Company or any subsidiary, is or is to be a party, in which the amount involved exceeds sixty thousand dollars.

Litigation

     On August 25,1998, Mr. Gross caused a complaint (the "Complaint") to be filed on his behalf in the Court of Chancery of the State of Delaware in and for New Castle County (the "Court") against the Company seeking an order pursuant to
Section 211(c) of the Delaware General Corporation Law to schedule an annual meeting for the election of directors of the Company since the Company had not had an annual meeting in more than thirteen months since its last annual meeting. Mr. Gross and the Company are currently negotiating a stipulation and order as to when the annual meeting should take place.

     On August 31,1998, the Company filed a complaint against Ocean Partners (the "Company Complaint") in the Court alleging, among other things, that the Proxy Agreement is invalid, is in violation of certain stockholders agreements and resulted in an automatic conversion of the Class B Common Stock subject to the Proxy Agreement. Ocean Partners believes such complaint to be without merit and intends to defend the Company Complaint vigorously.

                          VOTING SECURITIES OUTSTANDING

     Based solely on publicly available information concerning the Company, on July 15, 1998, there were 17,324,237 shares of Class A Common Stock and 3,733,334 shares of Class B Common Stock outstanding. Each share of Class A Common Stock entitles its recordholder to one vote. Each share of Class B Common Stock entitles its record-holder to six (6) votes. Except as otherwise required by law, the holders of Class B Common Stock vote together with the Class A Common Stock as a single class upon any matter submitted to the stockholders for a vote.

     As of September __, 1998, members of the Ocean Group beneficially owned an aggregate of 52,000 shares of Class A Common Stock and 2,231,111 shares of Class B Common Stock, representing approximately 33.8% of the voting power of the outstanding Common Stock, based on the number of outstanding shares set forth in the preceding paragraph. Based on that number, as of

September __, 1998, members of the Ocean Group beneficially owned shares of Common Stock as set forth below in the table. It is important to note that, as required by applicable securities laws, the number (and percentage) of shares of Common Stock disclosed in the tables below as beneficially owned includes the shares of Common Stock which may be acquired upon the exercise within sixty (60) days of options owned by such stockholder.

                                                   CLASS B                          CLASS A              PERCENT OF
               NAME AND ADDRESS OF              COMMON STOCK (2)                  COMMON STOCK             TOTAL(3)
              BENEFICIAL OWNER (1)
                                            NUMBER OF         PERCENT         NUMBER OF    PERCENT         VOTING
                                             SHARES          OF CLASS          SHARES      OF CLASS        POWER
            Ocean Castle Partners, LLC
            1811 Chestnut Street            2,231,111         59.8%             52,000         *           33.8%
            Philadelphia, PA  19103
            Charles T. Condy                  ---              ---                ---         ---           ---
            Stephen Schachman                 ---              ---                ---         ---           ---
            M. Moshe Porat                    ---              ---                ---         ---           ---
            James W. Fox                      ---              ---                ---         ---           ---

-------------------

*     Less than 1%.

(1) Unless otherwise noted, all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them, subject to the Proxy Agreement between Ocean Partners, Yuri Itkis, Donald H. Goldman and Boris Itkis and are subject to the Stock Escrow Agreement. The Ocean Group only has voting power with respect to the shares of Common Stock subject to the Proxy Agreement; it does not have investment power with respect to such shares.

(2) Shares of Class B Common Stock convert on a share-for-share basis into shares of Class A Common Stock automatically upon their transfer to any person other than another holder of Class B Common Stock. Of the 3,733,334 shares of Class B Common Stock outstanding, 3,200,000 shares are held in escrow (the "Stock Escrow Agreement") and will be released to the holders only if the Company meets certain earnings or market price criteria. If the conditions are not met by January 31, 1999, such shares will be canceled and contributed to the Company's capital. Of the escrow shares, 1,250,000 shares will be released from escrow, on a pro rata basis if, and only if, the Company's pretax income amounts to at least $10,100,000 for fiscal 1998 or the closing bid price of the Company's Class A Common Stock is in excess of $20.00 for a 30-day period in the 18-month period subsequent to 18 months after the Company's public offering. The remaining 1,950,000 escrow shares will be released from escrow if, and only if, the Company's pretax income amounts to at least $14,500,000 for fiscal 1998 or the closing bid price of the Company's Class A Common Stock is in excess of $28.00 for a 30-day period in the 18-month period subsequent to 18 months after the Company's public offering. If none of the Class B shares are released from escrow, the voting rights in the Company would be significantly changed.

(3) Based on 3,733,334 shares of Class B Common Stock outstanding, each of which has six (6) votes per shares, and 17,324,237 shares of Class A Common Stock outstanding, except that shares underlying options and warrants to purchase Class A Common Stock exercisable within sixty (60) days are deemed to be outstanding for purposes of calculating the percentage owned by the holder(s) of such options and warrants.

     To the knowledge of Ocean Partners, based on a review of publicly available information concerning the Company, the persons (other than the Ocean Group) who beneficially own more than five percent (5%) of the outstanding Common Stock are as follows:

                                                   CLASS B                          CLASS A              PERCENT OF
               NAME AND ADDRESS OF              COMMON STOCK (2)                  COMMON STOCK             TOTAL(3)
              BENEFICIAL OWNER (1)
                                            NUMBER OF         PERCENT         NUMBER OF    PERCENT         VOTING
                                             SHARES          OF CLASS          SHARES      OF CLASS        POWER
            Michael Itkis                   888,889(4)        23.8%      541,575(4)(5)      3.1%          14.8%

            Steven M. Fieldman              453,333(6)(7)     12.1%      355,000(5)(6)(7)   2.0%           7.7%(7)


     Based solely on publicity available information concerning the Company, the following table sets forth the beneficial ownership of the Common Stock, as of July 15, 1998, held by each of the then directors and executive officers and directors and executive officers as a group.

                                                   CLASS B                          CLASS A              PERCENT OF
               NAME AND ADDRESS OF              COMMON STOCK (2)                  COMMON STOCK             TOTAL(3)
              BENEFICIAL OWNER (1)
                                            NUMBER OF         PERCENT         NUMBER OF    PERCENT         VOTING
                                             SHARES          OF CLASS          SHARES      OF CLASS        POWER
          Michail Itkis                      888,889(4)       23.8%         541,575(4)(5)    3.1%         14.8%
          Thomas M. Metzler                    ---             ---          236,191(5)       1.4%           *
          John W. Alderfer                     ---             ---          104,963(5)        *             *
          Frank Gomer                          ---             ---           14,500(5)        *             *
          All current executive
          officers and directors of the
          Company as a group (4 persons)     888,889          23.8%         897,229(5)       5.2%         15.7

-------------

*     Less than 1%.

(1) Except as otherwise indicated below, the address of each beneficial owner is c/o Interactive Flight Technologies, Inc., 4041 N. Central Avenue, Phoenix, Arizona 85012. Based on the most recent public information about the Company, Steven M. Fieldman's address is 700 Manhattan Avenue, Manhattan Beach, California 90266, (ii) Donald H. Goldman's address is 331
     W. Broadway, Long Beach, New York 11561, (iii) Yuri Itkis's address is 2620
     S. Highland Dr., Las Vegas, Nevada 89109, and (iv) Boris Itkis's address is 2620 S. Highland Dr., Las Vegas, Nevada 89109. Unless otherwise noted, Ocean Partners believe that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them, subject to the Stockholders' Agreement.

(2) Shares of Class B Common Stock convert on a share-for-share basis into shares of Class A Common Stock automatically upon their transfer to any person other than another holder of Class B Common Stock. Of the 3,733,334 shares of Class B Common Stock outstanding, 3,200,000 shares are held in escrow and will be released to the holders only if the Company meets certain earnings or market price criteria. If the conditions are not met by January 31, 1999, such shares will be canceled and contributed to the Company's capital. Of the escrow shares, 1,250,000 shares will be released from escrow, on a pro rata basis if, and only if, the Company's pretax income amounts to at least $10,100,000 for fiscal 1998 or the closing bid price of the Company's Class A common stock is in excess of $20.00 for a 3-day period in the 18-month period subsequent to 18 months after the Company's public offering. The remaining 1,950,000 escrow shares will be released from escrow if, and only if, the Company's pretax income amounts to at least $14,500,000 for fiscal 1998 or the closing bid price of the Company's Class A Common Stock is in excess of $28.00 for a 30-day period in the 18-month period subsequent to 18 months after the Company's public offering. If none of the Class B shares are released from escrow, the voting rights in the Company would be significantly changed.

(3) Based on 3,733,334 shares of Class B Common Stock outstanding, each of which has six votes per share, and 17,324,237 shares of Class A Common Stock outstanding, except that shares underlying options and warrants to purchase Class A Common Stock exercisable within 60 days are deemed to be outstanding for purposes of calculating the percentage owned by the holder(s) of such options and warrants.

(4) Excludes shares owned by Yuri Itkis and Boris Itkis, Michail Itkis' father and brother, respectively, as to which shares Michail Itkis disclaims beneficial ownership.

(5) Includes shares issuable upon exercise of options exercisable within 60 days as follows: Michail Itkis -- 390,000 shares; Yuri Itkis -- 90,000 shares; Donald H. Goldman -- 25,000 shares; Steven M. Fieldman -- 355,000 shares; Thomas M. Metzler -- 166,667 shares; John W. Alderfer - 58,333 shares; Frank Gomer - 14,500 shares; and all current executive officers and directors of the Company as a group - 629,500.

(6) Excludes shares owned by Lance Fieldman, Steven Fieldman's son, as to which shares Steven Fieldman disclaims beneficial ownership.

(7) Steven Fieldman has agreed to vote all shares on all matters in proportion to the vote of the Company's other stockholders. Steven Fieldman and Lance Fieldman have entered into an agreement on August 11, 1998, with Irwin L. Gross, whereby they both agreed to continue to vote all shares on all matters in proportion to the vote of the Company's other stockholders.

                                CONSENT PROCEDURE

Removal and Replacement of Directors

     Section 141(k) of the Delaware General Corporation Law states that, unless the directors have staggered terms or the corporation has cumulative voting, any number of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. The Company's directors do not have staggered terms and the Company's Amended and Restated Certificate of Incorporation and Bylaws do not provide for cumulative voting.

     Ocean Partners believes that the Company's Amended and Restated Certificate of Incorporation does not prohibit stockholders from acting by written consent to remove directors and to elect directors to fill vacancies resulting from removal of directors by stockholders.

Consent Procedure; Effectiveness; Record Date

     Section 228 of the Delaware General Corporation Law states that, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the corporation having custody of the books in which proceedings of meetings of stockholders are recorded. The Company's Amended and Restated Certificate of Incorporation does not prohibit the use of written consents.

     The Consent Record Date is _____________, 1998, which is the date on which a Consent of Ocean Partners was delivered to the Company. Under Section 213(b) of the Delaware General Corporation Law, the Consent Record Date is the first date a signed Consent is delivered to the Company, unless the Board has previously fixed a record date. To Ocean Partners knowledge, the Board has not previously fixed a record date for the Consents. Only the holders of record of Common Stock on the Consent Record Date may execute Consents.

     The corporate actions proposed herein will be adopted when properly completed, unrevoked Consents are signed by the holders of record on the Consent Record Date of a majority of votes entitled to be cast by the holders of the outstanding shares of Common Stock and those Consents are delivered to the Company. However, all Consents will expire, unless so delivered, on the date sixty (60) days after the first Consent is delivered to the Company, which was done on the Consent Record Date. Ocean Partners plans to present the results of a successful solicitation with respect to the corporate actions proposed herein to the Company as soon as possible.

     If the corporate actions described herein are taken pursuant to the consent procedure, Ocean Partners will cause the Company, pursuant to Section 228(d) of the Delaware General Corporation Law and Section 7 of Article 1 of the Company's Bylaws, to give prompt notice thereof to those stockholders who have not executed Consents to the actions taken.

Voting Rights

     The unrevoked signed Consents from the holders of record on the Consent Record Date of at least a majority of the votes entitled to be cast by the holders of the outstanding shares of Common Stock are necessary to effect the removal of the Designated Incumbents and the election of the Ocean Nominees.

     As of the Consent Record Date, Ocean Partners and the Ocean Nominees beneficially owned Common Stock representing approximately 33.8% of the total voting power of the Common Stock. See "PROPOSED ELECTION OF DIRECTORS AND INFORMATION ABOUT NOMINEES" and "VOTING SECURITIES OUTSTANDING." Ocean Partners and the Ocean Nominees have consented to all of the actions for which Consents are being solicited with respect to all such shares.

Accordingly, the unrevoked Consents of other stockholders beneficially owning Common Stock entitled to cast approximately 16.3% of the total votes entitled to be cast by the holders of outstanding shares of Common Stock on the Consent Record Date are required to adopt the proposals to which the Consent Solicitation relates.

Revocation of Consents

     An executed Consent Card may be revoked at any time before expiration by signing, dating, and delivering a written revocation before the time that the action authorized by the executed Consent becomes effective. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the Consent previously given is no longer effective. The delivery of a subsequently dated Consent Card which is properly completed will constitute a revocation of any earlier Consent. The revocation may be delivered either to Ocean Partners c/o MacKenzie Partners, Inc. at 156 Fifth Avenue, PH3, New York, New York 10010 or to the Company at 4041 N. Central Avenue, Suite 2000, Phoenix, Arizona 85012.

     Although a revocation delivered only to the Company will be effective, Ocean Partners requests that if a revocation is delivered to the Company, a photostatic copy of the revocation also be delivered to Ocean Partners c/o MacKenzie Partners, Inc. at the address set forth in the preceding paragraph, so that the Ocean Group will be aware of all revocations and can more accurately determine if and when the actions described herein have received the approval of a majority of the shares of Common Stock outstanding on the Consent Record Date.

Special Instructions

     If you wish to consent to one or more of the actions proposed in the Consent Solicitation and were a record holder of Common Stock on the Consent Record Date, please mark the appropriate "CONSENT" box or boxes on the accompanying Consent Card and sign, date and mail it promptly to the Ocean Partners in the enclosed envelope.

     If you do not wish to Consent to an action proposed in the Consent Solicitation and were a record holder of Common Stock on the Consent Record Date, you may mark the appropriate "Consent Withheld" or "Abstain" box on the accompanying Consent Card, and sign, date and mail the card in the enclosed envelope.

     When the stockholder whose Consent is solicited specifies a choice with respect to any matter identified therein, the Consent shall be given in accordance with the specifications so made. If the stockholder has failed to check a box marked "CONSENT," "CONSENT WITHHELD" or "ABSTAIN" for a proposal, such stockholder shall be deemed to have Consented to the actions described in that proposal, except that such stockholder will not be deemed to have Consented to the removal of any Designated Incumbent or the election of any Ocean Nominee whose name is written in the appropriate space on the Consent Card.

     If the holders on the Consent Record Date of Common Stock entitled to cast a majority of the votes entitled to be cast by the holders of the outstanding Common Stock Consent to the removal of the Designated Incumbents from the Board but do not approve the election of all of the Ocean Nominees, then the Consents would be effective to remove the Designated Incumbents from the present Board. In such event, vacancies will exist on the Board; however, under Delaware law and under the Company's Bylaws, the remaining directors, if any, would have the power to fill such vacancies created as a result of such removal. The election of the Ocean Nominees as directors, if consented to, will only be effective to the extent vacancies exist as a result of the removal of other directors by stockholders.

                                 PROXY PROCEDURE

Record Date

     The Board of the Company has set the record date (the "Proxy Record Date") for the Annual Meeting at the close of business as August 5, 1998. Pursuant to publicly available information concerning the Company, on August 5, 1998, there were 17,199,437 shares of Class A Common Stock and 3,733,334 shares of Class B Common Stock outstanding. Each shares of Class A Common Stock outstanding and the Proxy Record Date is entitled to one vote. Each share of Class B Common Stock outstanding and the Proxy Record Date is entitled to six votes. Cummulative voting is the election of directors of the Company is not permitted. Even if you are not sure as to your eligibility to vote at the Annual Meeting, we urge you to complete the enclosed [COLOR] Proxy Card so that your shares will be voted if eligible.

     The persons named in the accompanying [COLOR] Proxy Card will vote properly executed and duly returned proxies in favor of the election of the Ocean Nominees and in favor of proposals two through five unless marked to the contrary.

Revocation

     Any stockholders who has given a proxy with respect to the Company may revoke it at any time before it is exercised by voting in person at the Annual Meeting, by filing with the Secretary of the Company a written notice of revocation prior to the voting of such proxy, or by submitting a later dated proxy at any time before the vote is taken. Accordingly, you may revoke any proxy you have previously given the Board of the Company by signing and dating the enclosed [COLOR] Proxy Card and returning it as indicated herein. The proxy contained in the enclosed [COLOR] Proxy Card may also be revoked in the manner described above.

     A later dated Consent will not revoke an earlier dated proxy.

Voting Rights

     At the Annual Meeting, nominees for director receiving the highest number of votes cast by holders of shares of Common Stock represented and voting at the Annual Meeting will be elected to the Board. The affirmative vote of a majority of the votes cast at the Annual Meeting is required to approve the appointment of KPMG Peat Marwick, LLP. Ocean Partners understands that action with respect to the other proposals described above requires the affirmative vote of holders of Common Stock entitled to cast a majority of the total votes required to be cast by the outstanding Common Stock at the Annual Meeting.

Solicitation of Proxies and Consents

     Solicitation of Proxies and Consents will be made by Ocean Partners and its employees. Proxies and Consents will be solicited by mail, telephone or telecopier and in person. No such persons will receive any additional compensation for such solicitation.

     In addition, Ocean Partners has retained MacKenzie Partners, Inc., to assist in the solicitation, to which it will pay a fee of at least $___________ and has agreed to reimburse it for its reasonable expenses. Ocean Partners has additionally agreed to indemnify Mackenzie Partners, Inc. under certain circumstances.

     Brokers, custodians, nominees and fiduciaries will be requested to forward solicitation material to beneficial owners of the Common Stock. Ocean Partners and its affiliates will reimburse brokers, custodians, nominees and fiduciaries for their reasonable expenses for sending solicitation material to the beneficial owners of Common Stock.

     Subject to the following paragraph, the cost of solicitation will be borne initially by Ocean Partners and its affiliates in a manner to be determined. The anticipated cost of the solicitation is estimated to be approximately $____________.

     Ocean Partners will seek reimbursement of the costs of this solicitation of proxies and Consents to the extent legally permissible. The question of the Company's reimbursement of such solicitation expenses will not be submitted to a vote of stockholders unless such submission is required by law.

                                    IMPORTANT

     YOUR VOTE IS IMPORTANT. PLEASE MARK, SIGN AND DATE BOTH THE ENCLOSED [COLOR] PROXY CARD AND THE [COLOR] CONSENT CARD AND MAIL THEM IN THE ENCLOSED ENVELOPE PROMPTLY.

     IF YOU HAVE ALREADY SIGNED THE PROXY CARD SENT TO YOU BY THE BOARD OF DIRECTORS OF THE COMPANY, YOU CAN REVOKE SUCH PROXY BY SIGNING AND DATING THE ENCLOSED [COLOR] PROXY CARD AND RETURNING THE CARD TO OCEAN PARTNERS. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING.

     If your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a Consent with respect to your shares. Accordingly, please contact the person responsible for your account and give instructions for a Consent to be signed representing your shares.

     IF YOU HAVE ANY QUESTIONS REGARDING THIS JOINT PROXY AND CONSENT STATEMENT OR THE EXECUTION OF YOUR PROXY OR CONSENT, PLEASE CONTACT:

                           MacKenzie Partners, Inc.
                           156 Fifth Avenue, PH3
                           New York, New York 10010
                           Tel.: (212) 929-5500 (Call Collect)
                           or Call Toll Free (800) 322-2885

                               PRELIMINARY COPIES
         CONSENT OF STOCKHOLDER OF INTERACTIVE FLIGHT TECHNOLOGIES, INC.
                           TO ACTION WITHOUT A MEETING


             THIS CONSENT IS SOLICITED BY OCEAN CASTLE PARTNERS LLC


                               September ___, 1998



     Unless otherwise indicated below, the undersigned, a stockholder on _____________, 1998, (the "Consent Record Date") of Interactive Flight Technologies, Inc., a Delaware corporation (the "Company"), hereby consents, pursuant to Section 228 of the General Corporation Law of the State of Delaware, with respect to all shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") and Class B Common Stock, par value of $0.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), held by the undersigned, to each of the following actions without a meeting, without prior notice and without a vote:

     OCEAN PARTNERS LLC STRONGLY RECOMMENDS THAT YOU CONSENT TO BOTH OF THE FOLLOWING RESOLUTIONS.

1.   RESOLVED THAT: the following persons are hereby removed as directors of the
     Company: Michail Itkis, Thomas M. Metzler, John W. Alderfer, Ira S. Levine and Gary E. Hirth.



     [     ]   CONSENT [     ]   CONSENT WITHHELD[     ]   ABSTAIN



     INSTRUCTIONS: To Consent, Withhold Consent or Abstain from consenting to the removal of all of the above-named directors, check the appropriate box above. If you wish to consent to the removal of certain of the above-named directors, but not all of them, check the "consent" box above and write the name of each person you do not wish removed in the following space:

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     If no box is marked above with respect to this Proposal, the undersigned will be deemed to consent to such Proposal, except that the undersigned will not be deemed to consent to the removal of any incumbent director whose name is written in the space provided above.

2. RESOLVED THAT: the following persons are hereby elected as directors of the Company, to fill the vacancies on the Board of Directors created by such removals: Irwin L. Gross, Charles T. Condy, Stephen Schachman, M. Moshe Porat and James W. Fox.



    [     ]   CONSENT [     ]   CONSENT WITHHELD[     ]   ABSTAIN



INSTRUCTIONS: To Consent, Withhold Consent or Abstain from consenting to the election of all of the above-named directors, check the appropriate box above. If you wish to consent to the election of certain of the above-named directors, but not all of them, check the "consent" box above and write the name of each person you do not wish elected in the following space:

-----------------------------------------------------------------------

If no box is marked above with respect to this Proposal, the undersigned will be deemed to consent to such Proposal, except that the undersigned will not be deemed to consent to the election of any candidate whose name is written in the space provided above.

PLEASE DATE, SIGN AND MAIL THE CONSENT PROMPTLY, USING THE ENCLOSED ENVELOPE.

                                  Dated:   ___________________________, 1998


                                  -------------------------------------
                                  (Signature)


                                  -------------------------------------
                                  (Title or authority, if applicable)


                                  -------------------------------------
                                  (Signature if held jointly)

Please sign exactly as name appears on this Consent. If shares are registered in more than one name, the signatures of all such persons are required. A corporation should sign in its full corporate name by a duly authorized officer, stating his/her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by authorized person. This Consent shall vote all shares to which the signatory is entitled.


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


                               PRELIMINARY COPIES

                      INTERACTIVE FLIGHT TECHNOLOGIES, INC.
                SOLICITED ON BEHALF OF OCEAN CASTLE PARTNERS, LLC
                     IN OPPOSITION TO THE BOARD OF DIRECTORS

     The undersigned hereby appoints Irwin L. Gross and Charles T. Condy (with full power to act without the other and with power to appoint his substitute) as the undersigned's proxies to vote all shares of Common Stock of the undersigned in INTERACTIVE FLIGHT TECHNOLOGIES, INC., a Delaware corporation (the "Company"), which the undersigned would be entitled to vote at the Annual Meeting of Stockholders of the Company to be held at the Holiday Inn-Midtown, located at 4321 Central Avenue, Phoenix, Arizona, on September 30, 1998, at 10:00 a.m., local time, and at any and all adjournments or postponements thereof, in the manner indicated below and on the reverse side hereof.

     The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders to be held on September 30, 1998 and the Proxy Statement of the Company, each dated August 10, 1998, the Company's Annual Report for the fiscal year ended October 31, 1997, and the Joint Proxy and Consent Statement of Ocean Castle Partners, LLC dated September ___, 1998.

     The undersigned hereby revokes any proxy to vote shares of Class A Common Stock and/or Class B Common Stock of the Company heretofore given by the undersigned.

     Please complete, sign on the reverse side and return promptly in the enclosed envelope.

     THE SHARES OF CLASS A COMMON STOCK AND/OR CLASS B COMMON STOCK REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH BELOW AND ON THE REVERSE SIDE HEREOF. IN THE ABSENCE OF ANY INSTRUCTIONS, SUCH SHARES WILL BE VOTED "FOR" THE ELECTION OF ALL NOMINEES LISTED IN PROPOSAL 1 AND "FOR" THE APPROVAL OF PROPOSALS 2 AND 5 AND "AGAINST" PROPOSALS 3 AND 4.

1.   ELECTION OF DIRECTORS

     [   ]    FOR all nominees listed below (except as marked to the contrary below)

     [   ]    WITHHOLD AUTHORITY to vote below:

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name on the space provided below.)

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


Nominees: Irwin L. Gross and Charles T. Condy, Class 3; Stephen Schachman and M. Moshe Porat, Class 2; James W. Fox, Class 1.

2. Proposal to amend the Company's Amended and Restated Certificate of Incorporation to divide the Board of Directors into three classes, as described more fully in the Joint Proxy and Consent Statement accompanying this Proxy.

     [   ]    FOR              [   ]    AGAINST           [   ]    ABSTAIN

3. Proposal to amend the Company's Amended and Restated Certificate of Incorporation so as to effect a one-for-five reverse stock split of the Company's outstanding shares of Class A and Class B Common Stock, as described more fully in the Joint Proxy and Consent Statement accompanying this Proxy.

     [   ]    FOR              [   ]    AGAINST           [   ]    ABSTAIN

4. Proposal to amend the Company's Amended and Restated Certificate of Incorporation to change the Company's name to "IFT Holdings, Inc."

     [   ]    FOR              [   ]    AGAINST           [   ]    ABSTAIN

5. Proposal to approve the Board of Directors' appointment of KPMG Peat Marwick LLP, certified public accountants, as independent auditors of the Company for the fiscal year ending October 31, 1998.

     [   ]    FOR              [   ]    AGAINST           [   ]    ABSTAIN

6. In their discretion such other business as may properly come before the meeting and any and all adjournments and postponements thereof.

                                   Dated

                                                Signature



                                   Signatures, if held jointly




                                   Title (if applicable)

               Please date and sign exactly as names appears on the proxy card, and promptly return in the enclosed envelope. When signing as guardian, executor, administrator, attorney, trustee, custodian, or in any other similar capacity, please give full title. If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in partnership name by authorized person. In the case of joint ownership, each joint owner must sign.

                            OCEAN CASTLE PARTNERS LLC
                                  The Belgravia
                                    Suite 120
                              1811 Chestnut Street
                             Philadelphia, PA 19103

                                                             September ___, 1998

Dear Interactive Flight Technologies, Inc. Stockholder:

     We are writing to solicit your support to replace all of the Company's five directors and to replace them with the nominees of Ocean Castle Partners, LLC ("Ocean Partners") because we believe that the election of our nominees will produce improved value for all stockholders. Ocean Partners is a newly formed Delaware limited liability company that, through its affiliates, beneficially owns 52,000 shares of the Company's Class A Common Stock and 2,231,111 shares of the Company's Class B Common Stock, which together represent approximately 33.8% of the Company's voting power. Principals of Ocean Partners and the Ocean Nominees have served on numerous boards of directors of publicly held companies.

     We believe that the current board has failed to translate what was once a vision for the future into profits for stockholders in the market.

     The market price of the Company's Class A Common Stock through the date on which we announced that we might seek control (August 25, 1998) has languished at levels of around $0.781 a share, down 85.8% from the market on the day of the Company's initial public offering and down 95.2% from the trading high in May of 1996. In our opinion, the stock continues to be significantly undervalued by the market.

     We believe that the new Board could adopt a program to enhance shareholder value without undermining the Company's financial or operating health by pursuing an aggressive approach to turning the Company around, including looking for new strategic partners.

     We are hopeful that once you have had an opportunity to consider our proposal, you will execute the enclosed written consent and proxy and mail them promptly in the enclosed envelope to: MacKenzie Partners, Inc., 156 Fifth Avenue, PH3, New York, New York 10010.

     If you require any further information or have any questions, please call us directly at (215) 972-8191 or call MacKenzie Partners, Inc. Toll Free at
(800) 322-2885.

     We appreciate your prompt consideration of this important matter.

                                     Very truly yours,


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